SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

         ---------------------------------------------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                               theglobe.com, inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    88335R101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                          Donald E. Thompson, II, Esq.
                               Proskauer Rose LLP
                          2255 Glades Road, Suite 340W
                            Boca Raton, Florida 33431
                                 (561) 241-7400
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 22, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     E&C Capital Partners, LLLP
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |X|
-------------------------------------------------------------------------------
  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     WC
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     Florida
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               -0-
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             101,168,886 (1)
-------------------------------------------------------------------------------
  9. Sole Dispositive Power

     -0-
-------------------------------------------------------------------------------
 10. Shared Dispositive Power

     72,469,012 (2)
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     101,168,886 (1)(2)
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     46.9%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    PN
-------------------------------------------------------------------------------

(1)(2)   Please see the next page

(1) Includes 28,699,874 shares of common stock over which E&C holds an irrevocable proxy (the "Proxy Shares"). The proxy was granted to E&C pursuant to a Stockholders' Agreement dated September 1, 2004, by and among Paul Soltoff, Eric Obeck, Donald Gould, Harry Greene and Irv and Nadine Brechner (collectively, the "Other Stockholders"), the Issuer, Dancing Bear Investments, Inc. ("DBI"), E&C, Michael S. Egan ("Egan") and Edward Cespedes ("Cespedes" and together with DBI, E&C and Egan, the "Existing Stockholders")(the "Stockholders' Agreement"). Pursuant to the terms of the Stockholders' Agreement, E&C was granted an irrevocable proxy to vote the foregoing Proxy Shares on all matters (including the election of directors) other than with respect to certain potential affiliated transactions involving Messrs. Egan or Cespedes, the Issuer's President. Also includes (i) a $750,000 Convertible Note, which is convertible at any time into 15,000,000 shares of common stock, subject to certain anti-dilutive adjustment mechanisms, and (ii) an option to acquire an additional $1,250,000 in Convertible Notes, which in turn are convertible at any time into 25,000,000 shares of common stock, subject to certain anti-dilutive adjustment mechanisms.

(2) Does not include  Proxy Shares and certain  other  securities  of the Issuer which may then be owned by the Other Stockholders which the Existing Stockholders may cause the Other Shareholders to sell pursuant to a "drag-along" right granted to it and its affiliates pursuant to the Stockholders' Agreement. The circumstances under which the Existing Stockholders may cause such drag-along are beyond its present control and occur only in the event of certain "Major Sales" or "Approved Sales" (as defined in the Stockholders' Agreement) involving the Issuer.

-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     E&C Capital Partners II, Ltd.
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |X|
-------------------------------------------------------------------------------
  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     WC
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     Florida
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               -0-
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             40,000,000 (1)
-------------------------------------------------------------------------------
  9. Sole Dispositive Power

     -0-
-------------------------------------------------------------------------------
 10. Shared Dispositive Power

     40,000,000 (1)
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     40,000,000 (1)
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     18.5%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    PN
-------------------------------------------------------------------------------

(1)      Please see the next page

(1) Consists of (i) a $750,000 Convertible Note, which is convertible at any time into 15,000,000 shares of common stock, subject to certain anti-dilutive adjustment mechanisms, and (ii) an option to acquire an additional $1,250,000 in Convertible Notes, which in turn are convertible at any time into 25,000,000 shares of common stock, subject to certain anti-dilutive adjustment mechanisms. Mr. Egan's spouse has a pecuniary interest in approximately 75% of such securities and certain trusts for the benefit of children of Mr. Egan, over which Mr. Egan serves as trustee, have a pecuniary interest in approximately 25% of such securities. Neither Mr. Egan's spouse nor such trusts have voting or disposition authority over such securities.

-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Michael S. Egan
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |X|
-------------------------------------------------------------------------------
  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     PF
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     United States
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               4,373,579 (1)
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             163,273,453 (2)
-------------------------------------------------------------------------------
  9. Sole Dispositive Power

     4,373,579 (1)
-------------------------------------------------------------------------------
 10. Shared Dispositive Power

     134,573,579 (3)
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     167,647,032 (4)
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     64.5%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    IN
-------------------------------------------------------------------------------

(1)(2)(3)(4)      Please see the next page

(1) Represents (i) 3,843,124 shares issuable upon the exercise of certain options which are either now exercisable or exercisable within the next 60 days by Mr. Egan individually, and (ii) 530,455 shares of common stock owned directly by Mr. Egan.

(2) Represents: (i) 8,303,148 shares of common stock owned by Dancing Bear Investments, Inc., which is wholly-owned by Mr. Egan, (ii) 32,469,012 shares of common stock beneficially owned by E&C Capital Partners, LLLP ("E&C"); (iii) a $750,000 Convertible Note, which is convertible at any time into 15,000,000 shares of common stock, subject to certain anti-dilutive adjustment mechanisms owned by E&C; (iv) an option to acquire an additional $1,250,000 in Convertible Notes, which in turn are convertible at any time into 25,000,000 shares of common stock, subject to certain anti-dilutive adjustment mechanisms, which option is owned by E&C; (v) a $750,000 Convertible Note, which is convertible at any time into 15,000,000 shares of common stock, subject to certain anti-dilutive adjustment mechanisms owned by E&C Capital Partners II, Ltd. ("E&C II"), (vi) an option to acquire an additional $1,250,000 in Convertible Notes, which in turn are convertible at any time into 25,000,000 shares of common stock, subject to certain anti-dilutive adjustment mechanisms, which option is owned by E&C II; (vii) an aggregate of 10,000,000 shares of common stock which are owned by certain trusts of which Mr. Egan is the trustee, (viii) 56,000 shares of the common stock owned by certain trusts of which Mr. Egan is the trustee; (ix) warrants to acquire 204,082 shares of common stock, subject to certain anti-dilution adjustment mechanisms, owned by Mr. Egan and his spouse as tenants in the entirety; (x) 28,699,874 shares of common stock over which E&C holds an irrevocable proxy pursuant to the Stockholders' Agreement; and (xi) 3,541,337 shares owned by Mr. Egan's spouse, of which Mr. Egan disclaims beneficial ownership. As to the shares identified in clause (ix) above, Mr. Egan shares such beneficial ownership with his spouse. As to the securities beneficially owned by E&C II as described in clauses (v) and (vi), Mr. Egan's spouse has a pecuniary interest in approximately 75% of such securities and certain trust for the benefit of children of Mr. Egan, over which Mr. Egan serves as trustee, have a pecuniary interest in approximately 25% of such securities. Does not include Proxy Shares and certain other securities of the Issuer which may then be owned by the Other Stockholders which the Existing Stockholders may cause the Other Shareholders to sell pursuant to a "drag-along" right granted to it and its affiliates pursuant to the Stockholders' Agreement. The circumstances under which the Existing Stockholders may cause such drag-along are beyond its present control and occur only in the event of certain "Major Sales" or "Approved Sales" (as defined in the Stockholders' Agreement) involving the Issuer.

(3) Represents the same securities enumerated in footnote (2) above except those identified in clause (x).

(4) Represents the sum of the items enumerated in footnotes (1) and (2) above.

-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Edward Cespedes
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |X|
-------------------------------------------------------------------------------
  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     PF
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     United States
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               2,462,622 (1)
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             -0-
-------------------------------------------------------------------------------
  9. Sole Dispositive Power

     2,462,622 (1)
-------------------------------------------------------------------------------
 10. Shared Dispositive Power

     -0-
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     2,462,622 (1)
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     1.4%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    IN
-------------------------------------------------------------------------------

(1) Consists entirely of options to acquire shares of Common Stock exercisable within the next 60 days. Does not include shares owned by E&C in which Mr. Cespedes holds a minority interest of ten percent.

Item 1. Security and Issuer

      This Schedule 13D ("Schedule 13D") relates to common stock, par value $.001 ("Common Stock"), of theglobe.com, inc., a Delaware corporation (the "Issuer" or the "Company"). The principal executive offices of the Issuer are located at 110 East Broward Blvd., Suite 1400, Fort Lauderdale, Florida 33301.

Item 2. Identity and Background

(a)-(c) This Schedule 13D is filed on a joint basis pursuant to Rule 13d-1(k) by E&C Capital Partners, LLLP, a Florida limited liability limited partnership ("E&C"), E&C Capital Partners II, Ltd., a Florida limited partnership ("E&C II"), Michael S. Egan ("Egan") and Edward Cespedes ("Cespedes" and each a "Reporting Person"). The address of each of the Reporting Persons is 110 East Broward Boulevard, 14th Floor, Fort Lauderdale, Florida 33301. Mr. Egan is the Chairman and Chief Executive Officer of the Issuer and a private investor. Mr. Egan has a controlling interest in E&C and E&C II. Mr. Cespedes is the President and a director of the Issuer. With respect to E&C's and Egan's beneficial ownership, this Schedule 13D should be read in conjunction with that certain
Schedule 13D dated September 1, 2004 filed on a joint basis by each of the Reporting Persons (other than E&C II) and certain other persons who are parties to a Stockholders' Agreement dated September 1, 2004 (the "September Schedule 13D"). The September Schedule 13D is attached hereto as Exhibit 2 and is incorporated by reference herein.

(d)-(e) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the individual Reporting Persons is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

This Schedule 13D gives effect to the closing of an investment into the Convertible Notes and Options of the Issuer by E&C and E&C II on April 22, 2005 (the "Convertible Note Investment"). E&C and E&C II used personal funds in order to make the Convertible Note Investment.

Item 4. Purpose of Transaction

The Convertible Note Investment was completed for investment purposes. Other than the transactions contemplated by the Convertible Note Investment and as reported by the Issuer pursuant to its Reports on Form 8-K dated April 26, 2005 and Form 10-KSB for the year ended December 31, 2004, the Reporting Persons are not aware of any plans or proposals which the Reporting Persons may have which relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer.

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

(c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

(d) any other material change in the Issuer's business or corporate structure.

(e) any material change in the present capitalization or dividend policy of the Issuer other than as described herein.

(f) any other material changes in the Issuer's business or corporate structure.

(g) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person.

(h) the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) any action similar to any of those enumerated above.


Item 5. Interest in Securities of the Issuer

(a) (b) The amounts and percentages of Common Stock set forth in this Item 5 are based on (i) the shares beneficially owned by E&C, E&C II, Mr. Cespedes and Mr. Egan and (ii) 175,816,973 shares of Common Stock outstanding as of April 22, 2005.

             Amount beneficially owned:

             101,168,886 with respect to E&C
             40,000,000 with respect to E&C II
             167,647,032 with respect to Mr. Egan
             2,462,622 with respect to Mr. Cespedes

             Percent of class:

                      46.9% with respect to E&C
                      18.5% with respect to E&C II
                      64.5% with respect to Mr. Egan
                      1.4% with respect to Mr. Cespedes

             Number of shares as to which the person has:

                       sole power to vote or to direct the vote:

                               -0- with respect to E&C
                               -0- with respect to E&C II
                               4,373,579 with respect to Mr. Egan
                               2,462,622 with respect to Mr. Cespedes

                      shared power to vote or to direct the vote:

                               101,168,886 with respect to E&C
                               40,000,000 with respect to E&C II
                               163,273,453 with respect to Mr. Egan
                               -0- with respect to Mr. Cespedes

                      sole power to dispose or to direct the disposition of:

                               -0- with respect to E&C
                               -0- with respect to E&C II
                               4,373,579 with respect to Mr. Egan
                               2,462,622 with respect to Mr. Cespedes

                      shared power to dispose or to direct the disposition of:

                               72,469,012 with respect to E&C
                               40,000,000 with respect to E&C II
                               134,573,579 with respect to Mr. Egan
                               -0- with respect to Mr. Cespedes

(c) On April 22, 2005, E&C and E&C II entered into a Note Purchase Agreement with the Issuer pursuant to which they acquired convertible promissory notes (the "Convertible Notes") in the aggregate principal amount of $1,500,000. The Convertible Notes are convertible at anytime into shares of the Issuer's common stock at an initial rate of $.05 per share, which if fully converted, would result in the issuance of 15,000,000 shares. The Convertible Note is due 5 days after demand. In addition, E&C and E&C II received an option to acquire up to an additional $2,500,000 in Convertible Notes. The Options expire July 19, 2005.

(d) None

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as set forth in Item 4 above, none of the Reporting Persons is a party to any contracts, arrangements, understandings or relationships of the nature described by item 6 nor are any of the securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.


Item 7. Material to Be Filed as Exhibits

1.    Joint Filing Agreement dated April 26, 2005

2.    Schedule 13D dated September 1, 2004

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

                                                  /s/ Michael S. Egan
                                                  -------------------
                                                  Michael S. Egan


                                         E & C Capital Partners, LLLP

                                         By:  E & C Capital Ventures, Inc.


                                              By: /s/ Edward A. Cespedes
                                                  -----------------------------
                                              Print Name:  Edward A. Cespedes
                                                           --------------------
                                              Title:       President
                                                     --------------------------


                                         E & C Capital Partners II, Ltd.

                                         By:  E & C Capital Ventures, Inc.


                                              By: /s/ Edward A. Cespedes
                                                  -----------------------------
                                              Print Name:  Edward A. Cespedes
                                                           --------------------
                                              Title:       President
                                                      -------------------------


                                                  /s/ Edward Cespedes
                                              ------------------------------
                                                      Edward Cespedes

                                    Exhibit 1

                             JOINT FILING AGREEMENT

      As of April 26, 2005 and in accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock of theglobe.com, inc., a Delaware corporation, and further agree to the filing of this Agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file any and all amendments to such Statement on Schedule 13D.

      The undersigned have signed this Joint Filing Agreement as of the date first written above.

                                                  /s/ Michael S. Egan
                                                  -------------------
                                                  Michael S. Egan


                                         E & C Capital Partners, LLLP

                                         By:  E & C Capital Ventures, Inc.


                                              By: /s/ Edward A. Cespedes
                                                  -----------------------------
                                              Print Name:  Edward A. Cespedes
                                                           --------------------
                                              Title:       President
                                                     --------------------------


                                         E & C Capital Partners II, Ltd.

                                         By:  E & C Capital Ventures, Inc.


                                              By: /s/ Edward A. Cespedes
                                                  -----------------------------
                                              Print Name:  Edward A. Cespedes
                                                           --------------------
                                              Title:       President
                                                      -------------------------


                                                  /s/ Edward Cespedes
                                              ------------------------------
                                                      Edward Cespedes

                                    Exhibit 2

                      Schedule 13D dated September 1, 2004

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

         ---------------------------------------------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               THEGLOBE.COM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    88335R101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                          DONALD E. THOMPSON, II, ESQ.
                               PROSKAUER ROSE LLP

                          2255 GLADES ROAD, SUITE 340W
                            BOCA RATON, FLORIDA 33431
                                 (561) 241-7400
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                SEPTEMBER 1, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                            SCHEDULE 13D
---------------------------                                               --------------------------
CUSIP NO.  88335R101                                                             PAGE 2 OF 23
---------------------------                                               --------------------------
------------ ---------------------------------------------------------------------------------------
             NAME OF REPORTING PERSONS Dancing Bear Investments, Inc.
     1
             S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS   __________
------------ ---------------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)      |_|
                                                                           (b)      |X|
------------ ---------------------------------------------------------------------------------------
     3       SEC USE ONLY
------------ ---------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*                                              WC
------------ ---------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                                                 |_|
------------ ---------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION                          Florida
-------------------------------- --------- ---------------------------------------------------------
                                    7      SOLE VOTING POWER                         -0-
           NUMBER OF
            SHARES
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
          PERSON WITH
-------------------------------- --------- ---------------------------------------------------------
                                    8      SHARED VOTING POWER                 8,303,148
-------------------------------- --------- ---------------------------------------------------------
                                    9      SOLE DISPOSITIVE POWER                    -0-
-------------------------------- --------- ---------------------------------------------------------
                                    10     SHARED DISPOSITIVE POWER            8,303,148
------------ ---------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                               8,303,148
------------ ---------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                 [_]
------------ ---------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                        5.3%
------------ ---------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*                                     CO
------------ ---------------------------------------------------------------------------------------


                                            SCHEDULE 13D
---------------------------                                               --------------------------
CUSIP NO.  88335R101                                                             PAGE 3 OF 23
---------------------------                                               --------------------------
------------ ---------------------------------------------------------------------------------------
             NAME OF REPORTING PERSONS                            E&C Capital Partners, LLLP
     1
             S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS   ____
------------ ---------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)      |_|
                                                                           (b)      |X|
------------ ---------------------------------------------------------------------------------------
     3       SEC USE ONLY
------------ ---------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*                                              WC
------------ ---------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                                                 |_|
------------ ---------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION                          Florida
-------------------------------- --------- ---------------------------------------------------------
                                    7      SOLE VOTING POWER                         -0-
           NUMBER OF
            SHARES
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
          PERSON WITH
-------------------------------- --------- ---------------------------------------------------------
                                    8      SHARED VOTING POWER                 61,168,781 (1)
-------------------------------- --------- ---------------------------------------------------------
                                    9      SOLE DISPOSITIVE POWER                    -0-
-------------------------------- --------- ---------------------------------------------------------
                                    10     SHARED DISPOSITIVE POWER           32,469,012 (2)
------------ ---------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     61,168,781 (1)(2)
------------ ---------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              [_]
------------ ---------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                      36.0%
------------ ---------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*                                     PN
------------ ---------------------------------------------------------------------------------------


(1)(2) Please see the next page

                                  SCHEDULE 13D
---------------------------                           --------------------------
CUSIP NO.  88335R101                                          PAGE 4 OF 23
---------------------------                           --------------------------

(1) Includes 14,349,869 shares of common stock and 143,499 shares of Series H Preferred Stock (convertible in the circumstances described below into an aggregate of approximately 14,349,900 shares of common stock) (the "Preferred Stock") over which E&C holds an irrevocable proxy (the "Proxy Shares"). The proxy was granted to E&C pursuant to a Stockholders' Agreement dated September 1, 2004, by and among Paul Soltoff, Eric Obeck, Donald Gould, Harry Greene and Irv and Nadine Brechner (collectively, the "Other Stockholders"), the Issuer, Dancing Bear Investments, Inc. ("DBI"), E&C, Michael S. Egan ("Egan") and Edward Cespedes ("Cespedes" and together with DBI, E&C and Egan, the "Existing Stockholders")(the "Stockholders' Agreement"). Except as provided by law, the Preferred Stock will vote with the holders of common stock on all matters on an "as-converted" basis, other than the increase in the authorized common stock described above as to which it will not vote. The Preferred Stock will automatically convert into shares of theglobe's common stock on a 1 for 100 basis at such time as the Issuer files an amendment to its certificate of incorporation with the Delaware Secretary of State's Office to increase its authorized shares of common stock from 200,000,000 to at least 300,000,000 (the "Capital Amendment"). Pursuant to the terms of the Stockholders' Agreement, E&C was granted an irrevocable proxy to vote the foregoing Proxy Shares on all matters (including the election of directors) other than with respect to certain potential affiliated transactions involving Messrs. Egan or Cespedes, the Issuer's President.

(2) Does not include  Proxy Shares and certain  other  securities  of the Issuer which may then be owned by the Other Stockholders which the Existing Stockholders may cause the Other Stockholders to sell pursuant to a "drag-along" right granted to it and its affiliates pursuant to the Stockholders' Agreement. The circumstances under which the Existing Stockholders may cause such drag-along are beyond its present control and occur only in the event of certain "Major Sales" or "Approved Sales" (as defined in the Stockholders' Agreement) involving the Issuer.

                                            SCHEDULE 13D
---------------------------                                               --------------------------
CUSIP NO.  88335R101                                                             PAGE 5 OF 23
---------------------------                                               --------------------------
------------ ---------------------------------------------------------------------------------------
             NAME OF REPORTING PERSONS                            Michael S. Egan
     1
             S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS
------------ ---------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)       |_|
                                                                           (b)       |X|
------------ ---------------------------------------------------------------------------------------
     3       SEC USE ONLY
------------ ---------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*                                              PF
------------ ---------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                 |_|
------------ ---------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION                          United States
-------------------------------- --------- ---------------------------------------------------------
                                    7      SOLE VOTING POWER                   4,370,666 (1)
           NUMBER OF
            SHARES
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
          PERSON WITH
-------------------------------- --------- ---------------------------------------------------------
                                    8      SHARED VOTING POWER                83,273,348 (2)
-------------------------------- --------- ---------------------------------------------------------
                                    9      SOLE DISPOSITIVE POWER              4,370,666 (1)
-------------------------------- --------- ---------------------------------------------------------
                                    10     SHARED DISPOSITIVE POWER           54,573,579 (2)
------------ ---------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     87,644,014 (3)
------------ ---------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              [_]
------------ ---------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                       50.4%
------------ ---------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*                                     IN
------------ ---------------------------------------------------------------------------------------


(1)(2)(3) Please see the next page

                                  SCHEDULE 13D
---------------------------                           --------------------------
CUSIP NO.  88335R101                                          PAGE 6 OF 23
---------------------------                           --------------------------

(1) Represents (i) 3,840,211 shares issuable upon the exercise of certain options which are either now exercisable or exercisable within the next 60 days by Mr. Egan individually, and (ii) 530,455 shares of common stock owned directly by Mr. Egan.

(2) Represents (i) 8,303,148 shares of common stock owned by Dancing Bear Investments, Inc., (ii) 32,469,012 shares of common stock owned by E&C Capital Partners, LLLP, (iii) an aggregate of 10,000,000 shares of common stock which are owned by certain trusts of which Mr. Egan is the trustee, (iv) 56,000 shares of the common stock owned by certain trusts of which Mr. Egan is the trustee;
(v) warrants to acquire 204,082 shares of common stock, subject to certain anti-dilution adjustment mechanisms, owned by Mr. Egan and his spouse as tenants in the entirety; (vi) 14,349,869 shares of common stock and 143,499 shares of Preferred Stock (convertible upon the occurrence of the Capital Amendment into an aggregate of approximately 14,349,900 shares of common stock) over which E&C holds an irrevocable proxy pursuant to the Stockholders' Agreement; and(vii) 3,527,337 shares owned by Mr. Egan's spouse, of which Mr. Egan disclaims beneficial ownership. As to the shares identified in clause (v) above, Mr. Egan shares such beneficial ownership with his spouse. Does not include Proxy Shares and certain other securities of the Issuer which may then be owned by the Other Stockholders which the Existing Stockholders may cause the Other Stockholders to sell pursuant to a "drag-along" right granted to it and its affiliates pursuant to the Stockholders' Agreement. The circumstances under which the Existing Stockholders may cause such drag-along are beyond its present control and occur only in the event of certain "Major Sales" or "Approved Sales" (as defined in the Stockholders' Agreement) involving the Issuer.

(3) Represents the sum of the items enumerated in footnotes (1) and (2) above.

                                            SCHEDULE 13D
---------------------------                                               --------------------------
CUSIP NO.  88335R101                                                             PAGE 7 OF 23
---------------------------                                               --------------------------
------------ ---------------------------------------------------------------------------------------
             NAME OF REPORTING PERSONS                            Edward Cespedes
     1
             S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS
------------ ---------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)       |_|
                                                                           (b)       |X|
------------ ---------------------------------------------------------------------------------------
     3       SEC USE ONLY
------------ ---------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*                                              PF
------------ ---------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                 |_|
------------ ---------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION                          United States
-------------------------------- --------- ---------------------------------------------------------
                                    7      SOLE VOTING POWER                   2,460,211 (1)
           NUMBER OF
            SHARES
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
          PERSON WITH
-------------------------------- --------- ---------------------------------------------------------
                                    8      SHARED VOTING POWER                       -0-
-------------------------------- --------- ---------------------------------------------------------
                                    9      SOLE DISPOSITIVE POWER              2,460,211 (1)
-------------------------------- --------- ---------------------------------------------------------
                                    10     SHARED DISPOSITIVE POWER                  -0-
------------ ---------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      2,460,211 (1)
------------ ---------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                 [_]
------------ ---------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                        1.6%
------------ ---------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*                                     IN
------------ ---------------------------------------------------------------------------------------



(1) Consists entirely of options to acquire shares of Common Stock exercisable within the next 60 days. Does not include shares owned by E&C in which Mr. Cespedes holds a minority interest of ten percent.

                                            SCHEDULE 13D
---------------------------                                               --------------------------
CUSIP NO.  88335R101                                                             PAGE 8 OF 23
---------------------------                                               --------------------------
------------ ---------------------------------------------------------------------------------------
             NAME OF REPORTING PERSONS                            Paul Soltoff
     1
             S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS
------------ ---------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)       |_|
                                                                           (b)       |X|
------------ ---------------------------------------------------------------------------------------
     3       SEC USE ONLY
------------ ---------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*                                              PF
------------ ---------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                 |_|
------------ ---------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION                          United States
-------------------------------- --------- ---------------------------------------------------------
                                    7      SOLE VOTING POWER                         -0-  (1)
           NUMBER OF
            SHARES
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
          PERSON WITH
-------------------------------- --------- ---------------------------------------------------------
                                    8      SHARED VOTING POWER                       -0-  (1)
-------------------------------- --------- ---------------------------------------------------------
                                    9      SOLE DISPOSITIVE POWER             10,435,958 (2)
-------------------------------- --------- ---------------------------------------------------------
                                    10     SHARED DISPOSITIVE POWER                  -0- (3)
------------ ---------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     10,435,958 (2)
------------ ---------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                 [_]
------------ ---------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                        6.5%
------------ ---------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*                                     IN
------------ ---------------------------------------------------------------------------------------



(1)(2)(3) Please see the next page

                                  SCHEDULE 13D
---------------------------                           --------------------------
CUSIP NO.  88335R101                                         PAGE 9 OF 23
---------------------------                           --------------------------

(1) Pursuant to the Stockholders' Agreement, Mr. Soltoff granted an irrevocable proxy to E&C to vote his shares on all matters (including the election of directors) other than with respect to potential affiliated transactions involving Messrs. Egan or Cespedes.

(2) Includes: (i) 5,091,600 shares of Common Stock issuable upon the conversion of the Series H Preferred Stock; and (ii) 238,669 shares of Common Stock issuable upon the exercise of options which are exercisable within the next 60 days.

(3) Does not reflect as having shared disposition of certain securities of the Issuer which may then be owned by Mr. Soltoff which the Existing Stockholders may cause Mr. Soltoff to sell pursuant to a "drag-along" right granted to the Existing Stockholders pursuant to the Stockholders' Agreement. The circumstances under which the Existing Stockholders may cause such drag-along are beyond its present control and occur only in the event of certain "Major Sales" or "Approved Sales" (as defined in the Stockholders' Agreement) involving the Issuer.

                                            SCHEDULE 13D
---------------------------                                               --------------------------
CUSIP NO.  88335R101                                                             PAGE 10 OF 23
---------------------------                                               --------------------------
------------ ---------------------------------------------------------------------------------------
             NAME OF REPORTING PERSONS                            Eric Obeck
     1
             S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS
------------ ---------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)       |_|
                                                                           (b)       |X|
------------ ---------------------------------------------------------------------------------------
     3       SEC USE ONLY
------------ ---------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*                                              PF
------------ ---------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                 |_|
------------ ---------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION                          United States
-------------------------------- --------- ---------------------------------------------------------
                                    7      SOLE VOTING POWER                         -0- (1)
           NUMBER OF
            SHARES
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
          PERSON WITH
-------------------------------- --------- ---------------------------------------------------------
                                    8      SHARED VOTING POWER                       -0- (1)
-------------------------------- --------- ---------------------------------------------------------
                                    9      SOLE DISPOSITIVE POWER              4,823,718 (2)
-------------------------------- --------- ---------------------------------------------------------
                                    10     SHARED DISPOSITIVE POWER                  -0- (3)
------------ ---------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      4,823,718 (2)
------------ ---------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              [_]
------------ ---------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                        3.1%
------------ ---------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*                                     IN
------------ ---------------------------------------------------------------------------------------



(1)(2)(3) Please see the next page

                                  SCHEDULE 13D
---------------------------                           --------------------------
CUSIP NO.  88335R101                                         PAGE 11 OF 23
---------------------------                           --------------------------

(1) Pursuant to the Stockholders' Agreement, Mr. Obeck granted an irrevocable proxy to E&C to vote his shares on all matters (including the election of directors) other than with respect to potential affiliated transactions involving Messrs. Egan or Cespedes.

(2) Includes: (i) 2,314,570 shares of Common Stock issuable upon the conversion of the Series H Preferred Stock; and (ii) 194,577 shares of Common Stock issuable upon the exercise of options which are exercisable within the next 60 days.

(3) Does not reflect as having shared disposition of certain securities of the Issuer which may then be owned by Mr. Obeck which the Existing Stockholders may cause Mr. Obeck to sell pursuant to a "drag-along" right granted to the Existing Stockholders pursuant to the Stockholders' Agreement. The circumstances under which the Existing Stockholders may cause such drag-along are beyond its present control and occur only in the event of certain "Major Sales" or "Approved Sales" (as defined in the Stockholders' Agreement) involving the Issuer.

                                            SCHEDULE 13D
---------------------------                                               --------------------------
CUSIP NO.  88335R101                                                            PAGE 12 OF 23
---------------------------                                               --------------------------
------------ ---------------------------------------------------------------------------------------
             NAME OF REPORTING PERSONS                            Donald Gould
     1
             S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS
------------ ---------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)       |_|
                                                                           (b)       |X|
------------ ---------------------------------------------------------------------------------------
     3       SEC USE ONLY
------------ ---------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*                                              PF
------------ ---------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                 |_|
------------ ---------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION                          United States
-------------------------------- --------- ---------------------------------------------------------
                                    7      SOLE VOTING POWER                         -0- (1)
           NUMBER OF
            SHARES
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
          PERSON WITH
-------------------------------- --------- ---------------------------------------------------------
                                    8      SHARED VOTING POWER                       -0- (1)
-------------------------------- --------- ---------------------------------------------------------
                                    9      SOLE DISPOSITIVE POWER              4,653,838 (2)
-------------------------------- --------- ---------------------------------------------------------
                                    10     SHARED DISPOSITIVE POWER                  -0- (3)
------------ ---------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      4,653,838 (2)
------------ ---------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                 [_]
------------ ---------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                        2.9%
------------ ---------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*                                     IN
------------ ---------------------------------------------------------------------------------------



(1)(2)(3) Please see the next page

                                  SCHEDULE 13D
---------------------------                           --------------------------
CUSIP NO.  88335R101                                         PAGE 13 OF 23
---------------------------                           --------------------------

(1) Pursuant to the Stockholders' Agreement, Mr. Gould granted an irrevocable proxy to E&C to vote his shares on all matters (including the election of directors) other than with respect to potential affiliated transactions involving Messrs. Egan or Cespedes.

(2) Includes: (i) 2,314,570 shares of Common Stock issuable upon the conversion of the Series H Preferred Stock; and (ii) 24,697 shares of Common Stock issuable upon the exercise of options which are exercisable within the next 60 days.

(3) Does not reflect as having shared disposition of certain securities of the Issuer which may then be owned by Mr. Gould which the Existing Stockholders may cause Mr. Gould to sell pursuant to a "drag-along" right granted to the Existing Stockholders and its affiliates pursuant to the Stockholders' Agreement. The circumstances under which the Existing Stockholders may cause such drag-along are beyond its present control and occur only in the event of certain "Major Sales" or "Approved Sales" (as defined in the Stockholders' Agreement) involving the Issuer.

                                            SCHEDULE 13D
---------------------------                                               --------------------------
CUSIP NO.  88335R101                                                            PAGE 14 OF 23
---------------------------                                               --------------------------
------------ ---------------------------------------------------------------------------------------
             NAME OF REPORTING PERSONS                            Harry Greene
     1
             S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS
------------ ---------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)       |_|
                                                                           (b)       |X|
------------ ---------------------------------------------------------------------------------------
     3       SEC USE ONLY
------------ ---------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*                                              PF
------------ ---------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                 |_|
------------ ---------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION                          United States
-------------------------------- --------- ---------------------------------------------------------
                                    7      SOLE VOTING POWER                         -0- (1)
           NUMBER OF
            SHARES
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
          PERSON WITH
-------------------------------- --------- ---------------------------------------------------------
                                    8      SHARED VOTING POWER                       -0- (1)
-------------------------------- --------- ---------------------------------------------------------
                                    9      SOLE DISPOSITIVE POWER              4,658,338 (2)
-------------------------------- --------- ---------------------------------------------------------
                                    10     SHARED DISPOSITIVE POWER                  -0- (3)
------------ ---------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      4,658,338 (2)
------------ ---------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              [_]
------------ ---------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                        3.0%
------------ ---------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*                                     IN
------------ ---------------------------------------------------------------------------------------



(1)(2)(3) Please see the next page

                                  SCHEDULE 13D
---------------------------                           --------------------------
CUSIP NO.  88335R101                                         PAGE 15 OF 23
---------------------------                           --------------------------

(1) Pursuant to the Stockholders' Agreement, Mr. Greene granted an irrevocable proxy to E&C to vote his shares on all matters (including the election of directors) other than with respect to potential affiliated transactions involving Messrs. Egan or Cespedes.

(2) Includes: (i) 2,314,570 shares of Common Stock issuable upon the conversion of the Series H Preferred Stock; and (ii) 29,197 shares of Common Stock issuable upon the exercise of options which are exercisable within the next 60 days.

(3) Does not reflect as having shared disposition of certain securities of the Issuer which may then be owned by Mr. Greene which the Existing Stockholders may cause Mr. Greene to sell pursuant to a "drag-along" right granted to the Existing Stockholders and its affiliates pursuant to the Stockholders' Agreement. The circumstances under which the Existing Stockholders may cause such drag-along are beyond its present control and occur only in the event of certain "Major Sales" or "Approved Sales" (as defined in the Stockholders' Agreement) involving the Issuer.

                                            SCHEDULE 13D
---------------------------                                               --------------------------
CUSIP NO.  88335R101                                                            PAGE 16 OF 23
---------------------------                                               --------------------------
------------ ---------------------------------------------------------------------------------------
             NAME OF REPORTING PERSONS                            Irv and Nadine Brechner
     1
             S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS
------------ ---------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)       |_|
                                                                           (b)       |X|
------------ ---------------------------------------------------------------------------------------
     3       SEC USE ONLY
------------ ---------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*                                              PF
------------ ---------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                 |_|
------------ ---------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION                          United States
-------------------------------- --------- ---------------------------------------------------------
                                    7      SOLE VOTING POWER                       5,000 (1)
           NUMBER OF
            SHARES
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
          PERSON WITH
-------------------------------- --------- ---------------------------------------------------------
                                    8      SHARED VOTING POWER                       -0- (1)
-------------------------------- --------- ---------------------------------------------------------
                                    9      SOLE DISPOSITIVE POWER              4,658,838 (2)
-------------------------------- --------- ---------------------------------------------------------
                                    10     SHARED DISPOSITIVE POWER                  -0- (3)
------------ ---------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      4,658,838 (2)
------------ ---------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              [_]
------------ ---------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                        3.0%
------------ ---------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*                                     IN
------------ ---------------------------------------------------------------------------------------



(1)(2)(3) Please see the next page

                                  SCHEDULE 13D
---------------------------                           --------------------------
CUSIP NO.  88335R101                                          PAGE 17 OF 23
---------------------------                           --------------------------

(1) Pursuant to the Stockholders' Agreement, the Brechners granted an irrevocable proxy to E&C to vote his shares on all matters (including the election of directors) other than with respect to potential affiliated transactions involving Messrs. Egan or Cespedes.

(2) Includes: (i) 2,314,570 shares of Common Stock issuable upon the conversion of the Series H Preferred Stock; and (ii) 24,697 shares of Common Stock issuable upon the exercise of options which are exercisable within the next 60 days.

(3) Does not reflect as having shared disposition of certain securities of the Issuer which may then be owned by the Brechners which the Existing Stockholders may cause the Brechners to sell pursuant to a "drag-along" right granted to the Existing Stockholders pursuant to the Stockholders' Agreement. The circumstances under which the Existing Stockholders may cause such drag-along are beyond its present control and occur only in the event of certain "Major Sales" or "Approved Sales" (as defined in the Stockholders' Agreement) involving the Issuer.

ITEM 1. SECURITY AND ISSUER

     This Schedule 13D ("Schedule 13D") relates to common stock, par value $.001 ("Common Stock"), of theglobe.com, inc., a Delaware corporation (the "Issuer" or the "Company"). The principal executive offices of the Issuer are located at 110 East Broward Blvd., Suite 1400, Fort Lauderdale, Florida 33301.

ITEM 2. IDENTITY AND BACKGROUND

(a)-(c) This Schedule 13D is filed on a joint basis pursuant to Rule 13d-1(k) by Dancing Bear Investments, Inc., a Florida corporation ("DBI"), E&C Capital Partners, LLLP, a Florida limited liability limited partnership ("E&C"), Michael
S. Egan ("Egan"), Edward Cespedes ("Cespedes" and together with DBI, E&C and Egan, the "Existing Stockholders"), Paul Soltoff ("Soltoff"), Eric Obeck ("Obeck"), Donald Gould ("Gould"), Harry Greene ("Greene"), and Irv and Nadine Brechner ("Brechner", and together with Messrs. Soltoff, Obeck, Gould and Greene, the "Other Stockholders") (each a "Reporting Person"). The address of each of the Existing Stockholders is 110 East Broward Boulevard, 14th Floor, Fort Lauderdale, Florida 33301 and the address of each of the Other Stockholders is 877 Executive Center Drive, Suite 300, St. Petersburg, Florida 33702. Mr. Egan is the Chairman and Chief Executive Officer of the Issuer and a private investor. Mr. Egan has a controlling interest in both DBI and E&C. Mr. Cespedes is the President and a director of the Issuer, Mr. Soltoff is a director of the Issuer and each of the Other Stockholders are officers of SendTec, Inc., a subsidiary of the Issuer.

(d)-(e) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the individual Reporting Persons is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On September 1, 2004, the Issuer closed an Agreement and Plan of Merger whereby it acquired via a merger transaction, SendTec, Inc. ("SendTec") (the "Merger"). Except for certain shares acquired within the last 60 days as noted in Item 5
(c) below, all of the securities of the Issuer owned by the Other Stockholders were acquired in connection with the Merger in consideration of the securities which such Stockholders formerly owned in SendTec.

ITEM 4. PURPOSE OF TRANSACTION

As part of the Merger, the Reporting Persons entered into a Stockholders' Agreement dated as of September 1, 2004 (the "Stockholders' Agreement"). This
Schedule 13D relates solely to certain rights granted to E&C pursuant to the Stockholders' Agreement, a copy of which is included in this filing as Exhibit
2. Except as expressly provided herein with respect to certain of the Existing Stockholders, there are no other relationships or understandings with respect to the vote or disposition of any of the securities of the Issuer among any of the Reporting Persons nor does any Reporting Person have any pecuniary interest in any of the securities of the Issuer of another Reporting Person. Pursuant to the terms of the Stockholders' Agreement, E&C was granted an irrevocable proxy to vote 14,349,869 shares of common stock and 143,499 shares of Series H Preferred Stock (convertible in the circumstances described below into an aggregate of approximately 14,349,900 shares of common stock) (the "Preferred Stock"). Except as provided by law, the Preferred Stock will vote with the holders of common stock on all matters on an "as-converted" basis, other than the increase in the authorized common stock described above as to which it will not vote. The Preferred Stock will automatically convert into shares of theglobe's common stock on a 1 for 100 basis at such time as the Issuer files an amendment to its certificate of incorporation with the Delaware Secretary of State's Office to increase its authorized shares of common stock from 200,000,000 to at least 300,000,000 (the "Capital Amendment"). Pursuant to the terms of the Stockholders' Agreement, E&C may vote the foregoing Proxy Shares on all matters (including the election of directors) other than with respect to certain potential affiliated transactions involving Messrs. Michael Egan or Edward Cespedes, the Issuer's President.

The Stockholders' Agreement also grants other rights to various parties to the agreement, including:

          (i) granting the Existing Stockholders the right to cause the Other Stockholders to sell the Proxy Shares and certain other securities of the Issuer which may then be owned by them pursuant to a "drag-along" right. The circumstances under which the Existing Stockholders may cause such drag-along are beyond its present control and occur only in the event of certain "Major Sales" or "Approved Sales" (as defined in the Stockholders' Agreement) involving the Issuer;

         (ii) granting the Other Stockholders the a preemptive right to participate in certain future sales of securities by the Issuer;

         (iii) granting the Other Stockholders the right to participate on certain major sales (generally, at least 20% of their holdings) of the common stock owned by the Existing Stockholders; and

         (iv) granting the Existing Stockholders a right of first refusal on certain major dispositions (involving at least 10 million shares) of the Other Stockholders' shares.

The Other Stockholders also agreed not to transfer any of their securities of the Issuer for a period of one year, with certain exceptions. The Stockholders' Agreement has a term of 5 years subject to earlier termination in certain events, including the occurrence of a Change of Control, as defined, or the reduction of the aggregate holdings of the Existing Stockholders or the Other Stockholders below certain stated thresholds.

Mr. Egan (whom controls E&C) is, together with his affiliates, the largest stockholder of the Issuer and the Chairman and Chief Executive Officer of the Issuer. The purpose of the grant of the Proxy was to continue and enhance Mr. Egan's influence over the direction and policies of the Issuer. Other than the transactions contemplated by the Merger and as reported by the Issuer pursuant to its Report on From 8-K dated September 7, 2004, the Reporting Persons are not aware of any plans or proposals which the Reporting Persons may have which relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer.

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

(c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

(d) any other material change in the Issuer's business or corporate structure.

(e) any material change in the present capitalization or dividend policy of the Issuer other than as described herein.

(f) any other material changes in the Issuer's business or corporate structure.

(g) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person.

(h) the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) (b) The amounts and percentages of Common Stock set forth in this Item 5 are based on (i) the shares beneficially owned by DBI, E&C and Mr. Egan, as set forth in Item 3 and (ii) 155,460,267 shares of Common Stock outstanding as of September 2, 2004.

                  Amount beneficially owned:

                  8,303,148 with respect to DBI
                  61,168,781 with respect to E&C
                  87,644,014 with respect to Mr. Egan
                  2,460,211 with respect to Mr. Cespedes
                  10,435,958 with respect to Mr. Soltoff
                  4,823,718 with respect to Mr. Obeck
                  4,653,838 with respect to Mr. Gould
                  4,658,698 with respect to Mr. Greene
                  4,658,338 with respect to Irv and Nadine Brechner

      Percent of class:

               5.3% with respect to DBI
               36.0% with respect to E&C
               50.4% with respect to Mr. Egan
               1.6% with respect to Mr. Cespedes
               6.5% with respect to Mr. Soltoff
               3.1% with respect to Mr. Obeck
               2.9% with respect to Mr. Gould
               3.0% with respect to Mr. Greene
               3.0% with respect to Irv and Nadine Brechner

      Number of shares as to which the person has:

                sole power to vote or to direct the vote:

                        -0- with respect to DBI
                        -0- with respect to E&C
                        4,370,666 with respect to Mr. Egan
                        2,460,211 with respect to Mr. Cespedes
                        -0- with respect to Mr. Soltoff
                        -0-  with respect to Mr. Obeck
                        -0-  with respect to Mr. Gould
                        -0-  with respect to Mr. Greene
                        -0-  with respect to Irv and Nadine Brechner


               shared power to vote or to direct the vote:

                        8,303,148  with  respect  to DBI
                        61,168,781 with respect to E&C
                        83,273,348  with respect to Mr. Egan
                        -0- with respect to Mr. Cespedes
                        -0- with  respect  to Mr.  Soltoff
                        -0- with respect to Mr. Obeck
                        -0- with respect to Mr. Gould
                        -0- with  respect  to Mr.  Greene
                        -0- with respect to Irv and Nadine Brechner

               sole power to dispose or to direct the disposition of:

                        -0- with respect to DBI
                        -0- with respect to E&C
                        4,370,666 with respect to Mr. Egan
                        2,460,211 with respect to Mr. Cespedes
                        10,435,958 with respect to Mr. Soltoff
                        4,823,718 with respect to Mr. Obeck
                        4,653,838 with respect to Mr. Gould
                        4,658,698 with respect to Mr. Greene
                        4,658,338 with respect to Irv and Nadine Brechner
               shared power to dispose or to direct the disposition of:

                        8,303,148  with  respect  to DBI
                        32,469,012 with respect to E&C
                        54,573,579  with respect to Mr. Egan
                        -0- with respect to Mr. Cespedes
                        -0- with  respect  to Mr.  Soltoff
                        -0- with respect to Mr. Obeck
                        -0- with respect to Mr. Gould
                        -0- with  respect  to Mr.  Greene
                        -0- with respect to Irv and Nadine Brechner

(c) On July 7, 2004, Mr. and Mrs. Brechner acquired 5,000 shares of the common stock on the open market at a price of $.27 per share.

(d) None

(e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as set forth in Item 4 above, none of the Reporting Persons is a party to any contracts, arrangements, understandings or relationships of the nature described by item 6 nor are any of the securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

1.   Joint Filing Agreement

2.   Stockholders' Agreement dated September 1, 2004

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

                                              /s/ Michael S. Egan
                                              ----------------------------------
                                              Michael S. Egan

                                              Dancing Bear Investments, Inc.


                                              By: /s/ Michael S. Egan
                                                --------------------------------
                                                Name:  Michael S. Egan
                                                Title: President

                                              E & C Capital Partners, LLLP

                                              By:  E & C Capital Ventures, Inc.


                                              By: /s/ Edward A. Cespedes
                                                --------------------------------
                                                Print Name:  Edward A. Cespedes
                                                Title:       President

                                              /s/ Edward Cespedes
                                              ----------------------------------
                                              Edward Cespedes

                                              /s/ Paul Soltoff
                                              ----------------------------------
                                              Paul Soltoff

                                              /s/ Eric Obeck
                                              ----------------------------------
                                              Eric Obeck

                                              /s/ Donald Gould
                                              ----------------------------------
                                              Donald Gould

                                              /s/ Harry Greene
                                              ----------------------------------
                                              Harry Greene

                                              /s/ Irv Brechner
                                              ----------------------------------
                                              Irv Brechner

                                              /s/ Nadine Brechner
                                              ----------------------------------
                                              Nadine Brechner